Exhibit 10.8

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Agreement”) is effective as of the 31st day of December, 2008, by and between Hiromitsu Ogawa (“Employee”) and CAI International, Inc., a Delaware corporation (the “Company”).

RECITALS

A. Container Applications International, Inc., a Nevada corporation and predecessor in interest to the Company, and Employee entered into that certain Employment Agreement dated as of November 1, 2006 (the “2006 Agreement”), whereby the Company retained Employee as Executive Chairman in exchange for certain consideration as detailed in the 2006 Agreement.

B. Company and Employee desire to amend and restate the 2006 Agreement.

AGREEMENT

In consideration of the foregoing recitals and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	Duties and Scope of Employment

(a) Position. The Company agrees to employ Employee for the term of his employment under this Agreement in the position of Executive Chairman on the terms and conditions set forth in this Agreement.

(b) Management Authority. As such officer, Employee shall be responsible for supervising the operations of the Company, including without limitation the procurement and marketing and supervising the officers of the Company.

(c) Consulting with the Board of Directors. Without limiting the provisions of Section 1(b) of this Agreement and without limiting consultations which the Board of Directors may call for from time to time, Employee shall from time to time consult with a representative of the Board of Directors regarding the following items:

(i) changes in office locations;

(ii) the Company’s financial performance;

(iii) the procurement of equipment; and

(iv) material legal matters.

(d) Obligations. During the term of his employment under this Agreement, Employee shall perform and discharge well and faithfully his duties and shall devote his full business efforts and time to the Company. The foregoing, however, shall not preclude Employee from engaging in appropriate civic or charitable activities or from serving on the boards of directors of other noncommercial entities, as long as such activities and service do not interfere or conflict with his responsibilities to the Company.

2.	Base Salary

During his employment under this Agreement, the Company agrees to pay to Employee as compensation for his services a base salary (“Base Salary”) at an initial annual rate of $525,874, payable in twenty-four (24) equal bi-monthly installments. In addition, on July 1 of each subsequent year that this Agreement is in place, beginning on July 1, 2009, Employee’s Base Salary shall be increased by at least four percent (4%) of Employee’s then-current Base Salary or by such larger amount as is determined by the Company’s Board of Directors.

3.	Employee Benefits

(a) General. During the term of his employment under this Agreement, Employee shall be eligible to participate in employee benefit plans and executive compensation programs made available by the Company to its executive officers generally, including (without limitation) any of the following plans if and when adopted and made available by the Board of Directors: pension plans, savings plans, deferred compensation plans, life, disability, health, accident and other insurance programs, paid vacations, and similar plans or programs subject in each case to the generally applicable terms and conditions of the plan in question and to the determination of any committee or other person administering such plan or program.

(b) Disability. Subject to Employee’s insurability, the Company will maintain a policy of long-term disability insurance providing for a 60-day exclusion period and disability coverage for sixty percent (60%) of Employee’s Base Salary, with Employee named as the direct beneficiary.

(c) Vacation. Employee shall be entitled to paid vacation accruing at the rate of 20 days per year. No more than 20 days of accrued vacation shall carry forward to the next year.

4.	Profit-Sharing Bonus

(a) For each Fiscal Year during the term of this Agreement, the Company shall pay to Employee a profit-sharing bonus, if any, as determined by this Section 4. For all purposes of this Agreement, “Fiscal Year” shall mean the Company’s fiscal year ending on December 31.

(b) For each Fiscal Year during the term of this Agreement, Employee shall be entitled to a profit-sharing bonus equal to the following percentages of Employee’s Base Salary, depending upon whether the Company meets or achieves its budget for Pre-Tax Profit for such Fiscal Year, as further set forth below:

Percent of Budgeted Pre-Tax Profit Achieved	Bonus (as a Percentage of Base Salary)
less than 70%	0%
70%	10%
80%	20%
90%	30%
100%	40%
110%	50%
120%	60%
130%	70%
140%	80%
150%	90%
160% and above	100%

If the Company’s Pre-Tax Profit for a Fiscal Year is between the percentages of budgeted Pre-Tax Profit specified above, Employee shall be entitled to a profit sharing bonus calculated by interpolating between the applicable percentages.

(c) “Pre-Tax Profit” for any Fiscal Year shall mean the Company’s net income for such Fiscal Year (but not less than zero), before any reduction or addition for any income taxes, for net operating loss carryforwards or carrybacks or for the bonus payable under this Section 4, as determined by the Company’s independent public accountants.

(d) Amounts due to Employee under this Section 4 with respect to any Fiscal Year shall be payable within thirty (30) days following the receipt by the Company of audited financial statements for such Fiscal Year, certified by the Company’s independent public accountants, but in any event within the two and one-half (2 1/2) month period immediately following such Fiscal Year.

(e) Employee’s entitlement to a bonus under this Section 4 shall not accrue until the last day of each Fiscal Year ending during the term of this Agreement. Except as provided in Section 7(b)(iii), no bonus shall be payable under this Section 4 unless Employee’s employment under this Agreement continues through the end of the applicable Fiscal Year.

5.	Business Expenses and Travel

During the term of his employment under this Agreement, Employee shall be authorized to incur necessary and reasonable travel, entertainment and other business expenses in connection with his duties hereunder. The Company shall reimburse Employee for such expenses upon presentation of any itemized account and appropriate supporting documentation, all in accordance with the Company’s generally applicable policies.

6.	Term of Employment

(a) Basic Rule. Unless Employee’s employment terminates at an earlier date pursuant to the provisions of this Agreement, the Company agrees to continue Employee’s employment, and Employee agrees to remain in the employ of the Company, provided that Employee may terminate his employment at any time if he provides the Company with thirty (30) days prior notice.

(b) Termination by the Company. Notwithstanding anything to the contrary contained herein, the Company may terminate Employee’s employment for any of the following reasons:

(i) Death. Upon the event of Employee’s death, Employee’s employment with the Company shall be considered automatically terminated.

(ii) Disability. Upon the event of Employee’s Disability, Employee’s employment with the Company shall terminate 30 days after the Company gives Employee written notice of such termination. For all purposes of this Agreement, “Disability” shall mean that the Board of Directors determines (with Employee abstaining) that Employee is unable to perform his duties under this Agreement for a continuous period of at least 180 days due to physical or mental illness or impairment.

(iii) Company Insolvency. If the Company becomes insolvent or the Company seeks relief (or an order is entered against the Company) under any bankruptcy, reorganization, receivership, transfer for the benefit of creditors or other debtor relief statute or arrangement, Employee’s employment with the Company shall terminate thirty (30) days after the Company gives Employee written notice of the termination.

(iv) Termination for Cause. The Company (acting pursuant to a resolution of the Board of Directors), at its option and without prejudice to any other remedy to which the Company may be entitled either at law, in equity, or under this Agreement, may terminate Employee’s employment at any time for Cause by giving Employee notice in writing specifying the reason for the termination. For all purposes under this Agreement, “Cause” shall mean:

(A) A failure by Employee to substantially perform his duties hereunder which is not cured within thirty (30) days after notice from the Company, provided that any termination for any such failure due to physical or mental illness or impairment shall be made, if at all, in accordance with Section 6(b)(ii);

(B) An act by Employee of material dishonesty, fraud, misrepresentation, or other act(s) of moral turpitude;

(C) An intentional act by Employee (other than one constituting a business judgment that was reasonable at the time or which was previously approved by the Board of Directors or the Board’s representative nominated by the Company’s Chairman of the Board pursuant to Section 1(d)), or a clear lack of reasonable care by Employee, or gross misconduct by Employee, which (in each case) is seriously injurious to the Company;

(D) A material breach by Employee of this Agreement which is not cured within thirty (30) days after notice from the Company; or

(E) A material and willful violation of a federal or state law or regulation applicable to the business of the Company.

(c) Termination for Good Reason. Notwithstanding anything to the contrary herein, Employee may terminate his employment for Good Reason in accordance with this Section 6(c). For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following events, without the consent of Employee:

(i) any material diminution in Employee’s authority, duties or responsibilities,

(ii) any action or inaction that constitutes a material breach by the Company of this Agreement, or

(iii) a material change in the geographic location at which Employee must perform his duties under this Agreement, except for office relocation within the San Francisco Bay area; provided that Employee hereby acknowledges and agrees that he may be required to travel extensively in connection with the performance of his duties under this Agreement and that any such travel requirement will not constitute a material change in the geographic location at which Employee must perform his duties under this Agreement.

Notwithstanding any provision in this Agreement to the contrary, termination of Employee’s employment will not be for Good Reason unless (i) Employee notifies the Company in writing of the existence of the condition which Employee believes constitutes Good Reason within ninety (90) days of the initial existence of such condition (which notice specifically identifies such condition), (ii) the Company fails to remedy such condition within thirty (30) days after the date on which it receives such notice (the “Remedial Period”), and (iii) Employee actually terminates employment within thirty (30) days after the expiration of the Remedial Period and before the Company remedies such condition. If Employee terminates employment before the expiration of the Remedial Period or after the Company remedies the condition (even if after the end of the Remedial Period), then Employee’s termination will not be considered to be for Good Reason. Notwithstanding the foregoing, if at the time Employee terminates his employment with the Company for Good Reason any of the circumstances described in Section 6(b)(iii) or (iv) then exist, Employee’s employment shall be deemed to have been terminated by the Company pursuant to such Section, rather than pursuant to this Section 6(c) for all purposes of this Agreement.

7.	Payments upon Certain Terminations of Employment

If, during the term of this Agreement (including any renewal thereof), Employee’s employment is terminated, Employee shall be entitled to receive the following:

(a) Company Termination Under Section 6(b)(iii) or (iv). In the event Employee’s employment is terminated (or deemed terminated) by the Company pursuant to Section 6(b)(iii) or (iv) or in the event Employee terminates his employment with the Company other than for Good Reason, Employee shall be entitled to all accrued compensation and all other accrued benefits through the effective date of termination, but shall be not entitled to any other compensation or benefits, and shall not be entitled to any profit-sharing bonus under Section 4 for the Fiscal Year in which the termination occurs unless it occurs on the last day of such Fiscal Year. All accrued compensation and all other accrued benefits shall be paid to Employee within thirty (30) days after the date on which Employee’s employment with the Company terminates.

(b) Company Termination Without Cause or Under Section 6(b)(i) or (ii) or Termination for Good Reason. Subject to Section 9, in the event Employee’s employment is terminated (i) by the Company (A) without Cause or (B) pursuant to Section 6(b)(i) or (ii) and none of the circumstances described in Sections 6(b)(iii)-(iv) then exists, or (ii) by Employee for Good Reason pursuant to Section 6(c) and none of the circumstances described in Sections 6(b)(iii)-(iv) then exists, then, in addition to all accrued compensation and all other accrued benefits through the effective date of such termination, and (in the case of Sections 6(b)(i) and (ii) only) any death or disability benefits, respectively, Employee shall be entitled to the following payments and benefits:

(i) Severance Payment. The Company shall pay Employee a lump-sum amount equal to the greater of (A) the aggregate amount of Employee’s Base Salary as in effect as of the date of employment termination for the remaining term of the Agreement, or (B) one hundred percent (100%) of Employee’s Base Salary for the twelve (12) months immediately preceding the date of employment termination, such payment to be made within thirty (30) days after the date on which Employee’s employment with the Company terminates.

(ii) Group Health, Life and Disability Insurance Coverage. If Employee and his spouse and dependent children (as applicable) are eligible for, and timely (and properly) elect, to continue their coverage under the Company’s group health plans in accordance with Section 4980B(f) of the Code (“COBRA”), the Company will pay the premium for such coverage for whichever of the following periods is the shortest: (A) the longer of (1) the remaining term of this Agreement or (2) a period of twelve months following the date of Employee’s termination of employment or (B) until Employee is no longer entitled to COBRA continuation coverage under the Company’s group health plans. Notwithstanding anything to the contrary in this Section 8(b)(ii), this Section 8(b)(ii) shall not require continuation of any coverage after death in the case of termination under Section 7(b)(i), but nothing in this sentence shall affect any benefits payable on account of death.

(iii) Partial-Year Bonus. If the termination occurs more than one month after the end of the Company’s prior Fiscal Year, the Company shall pay Employee a bonus payment calculated under Section 4 for the Fiscal Year in which the termination occurs, prorated based on the number of days that Employee was employed by the Company during the Fiscal Year in which the termination occurs. Any such payment shall be made within thirty (30) days following the receipt by the Company of audited financial statements for the Fiscal Year in which the termination occurs, certified by the Company’s independent public accountants, , but in any event within the two and one-half (2 1/2) month period immediately following such Fiscal Year.

(iv) No Duty To Mitigate. Employee shall not be required to mitigate the amount of any payment contemplated by this Section 7(b) (whether by seeking new employment or in any other manner), nor shall any payment under this Section 7(b) be reduced by any earnings that Employee may receive from any other source.

8.	Proprietary Information

Employee agrees, during and after the term of his employment by the Company, to comply fully with the Company’s policies relating to non-disclosure of the Company’s trade secrets and proprietary information and processes and hereby acknowledges and re-affirms his obligations to the Company pursuant to that certain Employment, Confidential Information and Intellectual Property Assignment Agreement previously executed by Employee.

9.	Section 280G

(a) Notwithstanding anything to the contrary herein, Section 9(b) shall apply in the event that the Company satisfies the requirement of Section 280G(b)(5)(A)(ii)(I) of the Code. In the event that the Company does not satisfy such requirement, Section 9(c), not Section 9(b), shall apply.

(b) Prior to any change described in Section 280G(b)(2)(A)(i) of the Code (a “Section 280G Transaction”) and in accordance with the requirements of Section 280G(b)(5)(B) of the Code, the Company shall seek, but shall not be required to obtain, approval by its shareholders of any payments, options, awards or benefits (including, without limitation, the monetary value of any non-cash benefits and the accelerated vesting of stock options) under this Agreement or under any other plan, agreement or arrangement with the Company, any person whose actions result in a Section 280G Transaction or any person affiliated with the Company or such person (collectively, the “Payments”), that may separately or in the aggregate constitute “parachute payments” within the meaning of Section 280G (collectively, the “Potential Parachute Payments”). In the event that the shareholders of the Company do not approve the Employee’s Potential Parachute Payments in accordance with Section 280G(b)(5)(B) of the Code, the Employee will have no right or entitlement to receive or retain, as the case may be, that portion of his Potential Parachute Payments that would otherwise cause any portion of any of his Potential Parachute Payments to be treated as an “excess parachute payment” (within the meaning of Section 280G).

(c) In the event that the Employee becomes entitled to receive or receives any Payments and it is determined that, but for this Section 9(c), any of the Payments will be subject to any excise tax pursuant to Section 4999 of the Code or any similar or successor provision (the “Excise Tax”), the Company shall pay to the Employee either (i) the full amount of the Payments or (ii) an amount equal to the Payments, reduced by the minimum amount necessary to prevent any portion of the Payments from being an “excess parachute payment” (within the meaning of Section 280G) (the “Capped Payments”), whichever of the foregoing amounts results in the receipt by the Employee, on an after-tax basis, of the greatest amount of Payments notwithstanding that all or some portion of the Payments may be subject to the Excise Tax. For purposes of determining whether an Employee would receive a greater after-tax benefit from the Capped Payments than from receipt of the full amount of the Payments, (i) there shall be taken into account any Excise Tax and all applicable federal, state and local taxes required to be paid by the Employee in respect of the receipt of such payments and (ii) such payments shall be deemed to be subject to federal income taxes at the highest rate of federal income taxation applicable to individuals that is in effect for the calendar year in which the benefits are to be paid, and state and local income taxes at the highest rate of taxation applicable to individuals in the state and locality of the Employee’s residence on the effective date of the Section 280G Transaction, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes (as determined by assuming that such deduction is subject to the maximum limitation applicable to itemized deductions under Section 68 of the Code and any other limitations applicable to the deduction of state and local income taxes under the Code).

(d) All calculations and determinations under this Section 9, including application and interpretation of the Code and related regulatory, administrative and judicial authorities, shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the “Tax Advisor”). All determinations made by the Tax Advisor under this Section 9 shall be conclusive and binding on both the Company and the Employee, and the Company shall cause the Tax Advisor to provide its determinations and any supporting calculations with respect to the Employee to the Company and the Employee. The Company shall bear all fees and expenses charged by the Tax Advisor in connection with its services. For purposes of making the calculations and determinations under this Section 9, after taking into account the information provided by the Company and the Employee, the Tax Advisor may make reasonable, good faith assumptions and approximations concerning the application of Sections 280G and 4999 of the Code. The Company and the Employee shall furnish the Tax Advisor with such information and documents as the Tax Advisor may reasonably request to assist the Tax Advisor in making calculations and determinations under this Section 9. In the event that Section 9(c) applies and a reduction is required to be applied to the Payments thereunder, the Payments shall be reduced by the Company in its reasonable discretion in the following order: (i) reduction of any Payments that are subject to Section 409A of the Code on a pro-rata basis or such other manner that complies with Code Section 409A, as determined by the Company, and (ii) reduction of any Payments that are exempt from Code Section 409A.

(e) Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Code” shall mean the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder.

(ii) “Section 280G” shall mean Section 280G of the Code and the Treasury regulations promulgated thereunder or any similar or successor provision.

10.	Section 409A

The Company makes no representations or warranties to Employee with respect to any tax, economic or legal consequences of this Agreement or any payments or other benefits provided hereunder, including without limitation under Section 409A of the Code, and no provision of the Agreement shall be interpreted or construed to transfer any liability for failure to comply with Code Section 409A or any other legal requirements from Employee or any other individual to the Company or any of its affiliates. Employee, by executing this Agreement, shall be deemed to have waived any claim against the Company and its affiliates with respect to any such tax, economic and legal consequences. However, the parties intend that this Agreement and the payments and other benefits provided hereunder be exempt from the requirements of Code Section 409A to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the involuntary separation pay plan exception described in Treasury Regulation Section 1.409A-1(b)(9)(iii), or otherwise. To the extent Code Section 409A is applicable to this Agreement (and such payments and benefits), the parties intend that this Agreement (and such payments and benefits) comply with the deferral, payout and other limitations and restrictions imposed under Code Section 409A. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall be interpreted, operated and administered in a manner consistent with such intentions. Without limiting the generality of the foregoing, and notwithstanding any other provision of this Agreement to the contrary, with respect to any payments and benefits under this Agreement to which Code Section 409A applies, all references in this Agreement to the termination of Employee’s employment are intended to mean Employee’s “separation from service,” within the meaning of Code Section 409A(a)(2)(A)(i). In addition, if Employee is a “specified employee,” within the meaning of Code Section 409A(a)(2)(B)(i), then to the extent necessary to avoid subjecting Employee to the imposition of any additional tax under Code Section 409A, amounts that would otherwise be payable under this Agreement during the six-month period immediately following Employee’s “separation from service,” within the meaning of Section 409A(a)(2)(A)(i) of the Code, shall not be paid to Employee during such period, but shall instead be accumulated and paid to Employee (or, in the event of Employee’s death, Employee’s estate) in a lump sum on the first business day following the earlier of (a) the date that is six months after Employee’s separation from service or (b) Employee’s death.

11.	Successors

(a) Company’s Successors. Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume this Agreement and agree expressly to perform this Agreement in the same manner and to the same extent as the Company would be required to perform it in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets which executes and delivers the assumption agreement described in this subsection (a) or which becomes bound by this Agreement by operation of law.

(b) Employee’s Successors. This Agreement and all rights of Employee hereunder shall inure to the benefit of, and be enforceable by, Employee’s personal or legal representatives, executors, administrators, heirs, distributees, devisees and legatees.

12.	Notice

Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of Employee, mailed notices shall be addressed to him at the home address which he most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.

13.	Miscellaneous Provisions

(a) Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by Employee and by authorized officer of the Company (other than Employee). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(b) Whole Agreement. No agreements, representations or understanding (whether oral or written and whether express or implied) which are not expressly set forth in this Agreement have been made or entered into by either party with respect to the subject matter hereof.

(c) Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California.

(d) Severability. The invalidity or enforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

(e) No Assignment of Benefits. The rights of any person to payments or benefits under this Agreement shall not be made subject to option or assignment, either by voluntary or involuntary assignment or by operation of law, including (without limitation) bankruptcy, garnishment, attachment or other creditor’s process, and any action in violation of this subsection (e) shall be void.

(f) Limitation of Remedies. If Employee’s employment hereunder terminates for any reason, Employee shall not be entitled to any payments, benefits, damages, awards or compensation other than as provided by this Agreement.

(g) Withholding. The Company shall be entitled to deduct and withhold from any amounts payable under this Agreement such amounts as the Company is required to deduct or withhold therefrom under the Code or under any other applicable law.

(h) Captions. Captions contained herein are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of any provision hereof.

(i) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

(j) Arbitration. Any dispute or claim arising under or relating to this Agreement (including without limitation the validity or scope of this Agreement or of any provision hereof or of this Section 11(j)) shall be determined exclusively by arbitration before a single arbitrator in accordance with the commercial arbitration rules of the American Arbitration Association. In the event the parties cannot agree on an arbitrator within 10 days after either party makes a written call for arbitration hereunder, the arbitrator shall be appointed by the Executive Director of the Northern California office of the American Arbitration Association.

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

CAI INTERNATIONAL, INC.

By:	/s/ MASAAKI NISHIBORI

Name:	Masaaki Nishibori
Title:	Chief Executive Officer

EMPLOYEE

/s/ HIROMITSU OGAWA
Hiromitsu Ogawa